Room 4561

October 18, 2006

Mr. Brian S. Dunn
President
Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

Re: **Serefex Corporation**
        Amendment No. 2 to Registration Statement on Form SB-2 filed October 12, 2006
        File No. 333-136174

        Form 10-KSB for the year ended December 31, 2005
        File No. 0-24362

Dear Mr. Dunn:

        We have reviewed your amended filing and response letter filed October 12, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

1.   Please respond to comments 4 and 5 of our letter dated September 28, 2006.

Management's Discussion and Analysis and Plan of Operation

Liquidity Analysis, page 18

2.   Please update the quantification of your working capital and cash on hand to a more recent date. Additionally, please disclose whether you currently have cash on hand to maintain operations for the next 12 months, not taking into account any funds you may receive from the standby equity distribution agreement. If you do not have sufficient funds to stay operational for the next 12 months, please disclose how long you will be able to maintain operations with current resources. Finally, please update the disclosure in these sections to discuss how long you expect to remain operational in the event you are able to receive the aggregate net proceeds of $900,000 should you draw down the entire 26,722,222 shares being registered here. As you are not registering the entire $5 million under the standby equity distribution agreement at this time, it does not appear appropriate to take this amount into account in discussing your liquidity.

*　　　*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:　　Via Facsimile
William J. Schifino, Sr. Esq.
Williams Schifino Mangione & Steady, P.A.
One Tampa City Center, Suite 2600
Tampa, Florida 33602
Telephone: (813) 221-2626
Facsimile: (813) 221-7335